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                              October 18, 2022

       Richard Chisholm
       Chief Executive Officer
       Evo Acquisition Corp.
       10 Stateline Road
       Crystal Bay, NV 89402

                                                        Re: Evo Acquisition
Corp.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 28,
2022
                                                            File No. 001-40029

       Dear Richard Chisholm:

              We have reviewed your October 6, 2022 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 1, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 9A. Controls and Procedures, page 25

   1. We note your response to comment 1 and your disclosure in Item 9A that your disclosure controls and procedures
were not effective during the year ended December 31, 2021 due to a material weakness
in your internal control over financial reporting. Please note that
                                                        Item 307 of Regulation
S-K requires disclosure of the conclusions of the registrant's principal executive and
principal financial officers as of the end of the period covered by the report, in this
case as of December 31, 2021. Revise your disclosure to specifically state management's
assessment of the effectiveness of disclosure controls and procedures as of December 31, 2021
and management's assessment of internal control over financial reporting as of
December 31, 2021. Also note that pursuant to Item 308 of Regulation S-
                                                        K, management is not
permitted to conclude that a registrant's internal control over
 Richard Chisholm
Evo Acquisition Corp.
October 18, 2022
Page 2
         financial reporting is effective if there are one or more material weaknesses in the registrant's internal control over financial reporting.
       You may contact Jeffrey Lewis at (202) 551-6216 or Kristi Marrone at
(202) 551-3429
with any questions.



FirstName LastNameRichard Chisholm                             Sincerely,
Comapany NameEvo Acquisition Corp.
                                                               Division of
Corporation Finance
October 18, 2022 Page 2                                        Office of Real
Estate & Construction
FirstName LastName